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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

On March 6, 2002, Compaq issued the following press release.

Contact:          Arch Currid
                  Compaq Computer Corporation
                  281-514-0484
                  arch.currid@Compaq.com


FEDERAL TRADE COMMISSION CLEARS PROPOSED HP-COMPAQ MERGER
COMPANY MOVES TOWARD MARCH SHAREHOLDER VOTE

     HOUSTON, March 6, 2002 - The U.S. Federal Trade Commission (FTC) today closed its investigation of the proposed merger between Compaq Computer Corporation (NYSE: CPQ) and Hewlett-Packard Company (NYSE: HWP). The FTC decision, which imposed no conditions on Compaq or HP, reinforces Compaq's position that the merger will have a beneficial effect on information technology competition in the United States. Previously, the European Commission cleared the proposed merger for the European Union countries without conditions.

     "The FTC approval is another major step forward in making this merger a reality," said Michael Capellas, Compaq chairman and chief executive officer. "Overall, we believe the merger will create a world-class technology company to the ultimate benefit of shareholders, customers and employees. With the FTC approval it is clear that we are building momentum in the marketplace. We look forward to our shareholder vote later this month."

     The merger remains subject to shareholder approval. A special meeting of Compaq shareholders will be held on March 20, 2002, to vote on the proposed merger with Hewlett-Packard. Hewlett-Packard's shareholder vote is scheduled for March 19.


NOTES FOR EDITORS:
* The decision of the FTC covers the United States and its territories.

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COMPANY BACKGROUND

Founded in 1982, Compaq Computer Corporation is a leading global provider of information technology products, services and solutions for enterprise customers. Compaq designs, develops, manufactures and markets information technology equipment, software, services and solutions, including industry-leading enterprise storage and computing solutions, fault-tolerant business-critical solutions, communication products, personal desktop and notebook computers, and personal entertainment and Internet access devices that are sold in more than 200 countries directly and through a network of authorized Compaq marketing partners. Information on Compaq and its products and services is available at www.compaq.com.

Compaq and the Compaq logo are trademarks of Compaq Information Technologies Group, L.P. Product names mentioned herein may be trademarks and/or registered trademarks of their respective companies. This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2001, HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a Registration Statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.